EXHIBIT 3

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

_______________, 1997

                  Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.

                  Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1997 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Central and South West Corporation, et al (File No. 70-____)

                  Central and South West Corporation, a Delaware corporation ("CSW") and a registered holding company under the Act, CSW Energy, Inc., a Texas corporation ("Energy"), and EnerShop, Inc., a Delaware corporation ("EnerShop" and, collectively with CSW and Energy, the "Applicants"), hereby file this Form U-1 Declaration (this "Declaration") under sections 6(a), 7, and 12 of the Act and Rules 45 and 58 thereunder.

                  The Applicants intend to acquire the securities of or interests in energy-related companies that engage in the brokering and marketing of energy commodities and/or engage in other energy-related activities on an exempt basis under Rule 58 under the Act. In connection with the activities of such companies, the Applicants seek authority through December 31, 2002, to issue or arrange various kinds of credit support (as set forth below) in an aggregate amount that will not exceed $250 million,4 as required or appropriate for any Energy-Related Company, directly or indirectly: (i) to secure debt financing; (ii) to satisfy bid bond requirements; and/or (iii) to satisfy credit support requirements in connection with exempt activities conducted by Energy-Related Companies and/or financing documents and agreements to which any Energy-Related Company (directly or indirectly) becomes a party ("Guarantees"). The Applicants further request that no additional authority be required from the Commission after December 31, 2002, in order to maintain existing Guarantees made pursuant to authority granted in any order resulting from this Declaration, prior to such date in accordance with the Act and all applicable rules, regulations and orders of the Commission.

                  The debt financing guaranteed by the Applicants will not: (i) exceed a term of fifteen years; or (ii)(a) bear a rate equivalent to a floating interest rate in excess of 2% over the prime rate, London Interbank Offered Rate or other appropriate index, in effect from time to time, or (b) bear a fixed rate in excess of 2.5% above the yield at the time of issuance of United States Treasury obligations of a comparable maturity. Any commitment or other fees with respect to the debt will not exceed one percent per annum of the total amount of debt financing.

                  For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                     Jonathan G. Katz
                                     Secretary